Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

March 27, 2018	NR18-06

Alianza Minerals Arranges $500,000 Financing

• $300,000 in Units for Exploration & Working Capital
• $200,000 in Flow Through for Yukon Exploration
• Application for Yukon Mineral Exploration Program Grant Filed

Vancouver B.C. – March 27, 2018 - Alianza Minerals Ltd. (TSXV:ANZ) (“Alianza” or the “Company”) is pleased to report that it has arranged a private placement of Units to raise $300,000 and a private placement of Flow Through shares to raise $200,000.

Jason Weber, President and CEO, noted that “We are happy to have supportive shareholders and will put these funds to good use as we have in prior years. In 2017, the bulk of the financing raised was spent on exploration of the Horsethief Gold Project in Nevada which is now ready for JV or drilling. This year we have plans to advance the Haldane Silver Project, among others, and this financing will allow us to get that work done.“

Financing Terms

Each Unit is comprised of one common share and one common share purchase warrant at $0.10. The warrant is valid for two years from the date of closing of the offering and is exercisable at $0.15 to acquire one common share.

The Flow Through Shares will be eligible for a tax deduction for Canadian income tax payers for the 2018 year. These shares will be issued at $0.10 per share and the proceeds will be spent on qualifying exploration expenditures on Alianza’s projects in the Yukon Territory and mainly on the recently acquired Haldane Silver Property in the Keno Hill Area.

Finder’s fees will be paid to eligible parties and members of Alianza’s Board of Directors and Management team will be participating in this offering.

YMEP Application

Alianza is also in the process of filing an application for a grant of up to $40,000 under the Yukon Mineral Exploration Program. Alianza may receive all or none of these funds, and any amount received will be used to further the exploration program to be conducted by Equity Exploration Consultants Ltd. on Alianza’s Haldane Silver Project adjacent to the Keno Hill Silver District.

About Alianza Minerals Ltd.

Alianza increases the chances of success in mineral exploration by using the Prospect Generator business model, focussing on gold and copper exploration in Latin America and Nevada.

The Company has 37.4 million shares issued and outstanding, and is listed on the TSX Venture Exchange (TSX-V: ANZ).

Mr. Murray Jones, MSc, P.Geo., of Equity Exploration Consultants Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Jones supervised the preparation of the technical information contained in this release.

For further information, contact: Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.